RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Segment Value Lock Endorsement

This endorsement is made a part of the contract to which it is attached and is effective on the Contract Date shown under Contract Data. Except where this endorsement provides otherwise, it is subject to all terms, conditions, and limitations of the contract. If there is any conflict between this endorsement and the contract, including any attached riders and endorsements, these endorsement provisions take precedence.

The following is added to the Definitions provision:

Automatic Lock Target

A positive percentage used to determine when the Segment value is automatically locked.

Segment Lock Date

The Business Day the Segment value is locked.

The following is replaced in the Definitions provision:

Segment Maturity Date

The date a Segment ends. This is the Contract Anniversary date either (1) after the specified number of years following the Segment start date or (2) as changed under the Segment Value Lock provision.

The following is added to the Contract Value provision:

Segment Value Lock

For Segments that allow an elective lock, at any time during a Segment You may request an elective lock of the Segment value. The Segment Lock Date is the Business Day We receive Your request to do an elective lock.

For Segments that allow an automatic lock, at any time during a Segment You may set an Automatic Lock Target to automatically lock the Segment value. The Segment Lock Date is the first Business Day that (1) is on or after the Day You set an Automatic Lock Target and (2) the Segment return to date equals or exceeds the Automatic Lock Target. Before the Segment Lock Date, You can change the Automatic Lock Target or cancel Your request and remove the Automatic Lock Target.

The Segment return to date on a Business Day is calculated at close of business as follows:

(Segment value / Investment Base) - 1

Only one Segment value lock is allowed during a Segment. After the Segment Lock Date no other elective or automatic locks are available for that Segment.

The Segment value is locked as of close of business on the Segment Lock Date and will not change for the remainder of the Segment, unless a surrender is taken from the Segment. The Segment Maturity Date will be changed to the next Contract Anniversary date if the original Segment Maturity Date was a later Contract Anniversary date. On the Segment Maturity Date, a Segment rate of return will not be calculated and applied as described in the Segment Value On The Segment Maturity Date provision.

We reserve the right to not allow an elective or automatic lock for certain Indexed Accounts. Additionally for open Segments that are not locked, We reserve the right to no longer allow an elective or automatic lock.

RiverSource Life Insurance Company

Vice President – Service Operations

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